United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2014

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Changes in Registrant’s Certifying Accountant

On April 4, 2014, the Audit Committee of Amira Nature Foods Ltd (the “Company”) and Grant Thornton India LLP (“GT India”) mutually agreed that GT India could not continue as the Company’s independent registered public accounting firm. In March 2014, it was determined that two directors of the Company’s wholly owned non-operating subsidiary Amira Nature Foods Ltd. (Mauritius) had affiliations that were inconsistent with Rule 2-01 of Regulation S-X. Prior to such determination, the Company did not believe there were any issues relating to GT India’s independence. As a result of a review of the facts of the matter and consultations after the matter came to the Company’s attention, it was determined that GT India could not continue as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2014. GT India therefore tendered its resignation on April 4, 2014.

The reports of GT India on the Company’s consolidated financial statements as of and for the years ended March 31, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Those reports have not been withdrawn or modified.

For the years ended March 31, 2013 and 2012 and through April 4, 2014, there were no (a) disagreements with GT India on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to GT India’s satisfaction, would have caused GT India to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F.

The Company provided GT India with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from GT India a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of GT India’s letter dated April 14, 2014 is attached as Exhibit 16.1.

Also, on April 6, 2014, the Company’s Audit Committee authorized the engagement of Deloitte Haskins & Sells LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2014, effective immediately and Deloitte Haskins & Sells LLP accepted the engagement on April 14, 2014. On April 14, 2014, the Company issued a press release regarding the change in Registrant’s Certifying Accountant. The press release is furnished herewith as Exhibit 99.1

Financial Statements and Exhibits

Exhibits

16.1	Letter of Grant Thornton India LLP, dated April 14, 2014
99.1	Press release, dated April 14, 2014 announcing change in Registrant’s Certifying Accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2014

AMIRA NATURE FOODS LTD

By:	/s/Ashish Poddar
Name:	Ashish Poddar
Chief Financial Officer